UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

RAFAEL HOLDINGS, INC.

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

75062E106

(CUSIP Number)

Howard S. Jonas

520 Broad Street

Newark, NJ 07102

(973) 438-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

1	NAME OF REPORTING PERSON Howard S. Jonas I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,626,428
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,626,428
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,626,428
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

Item 1. Security and Issuer

The class of equity securities to which this Statement relates is shares of Class B common stock, par value $.01 per share (the “Shares”), of Rafael Holdings, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 520 Broad Street, Newark, NJ 07102.

Item 2. Identity and Background

Mr. Howard S. Jonas. 520 Broad St., Newark, NJ 07102. Mr. Jonas is the Chief Executive Officer and Chairman of the Board of the Company.

Mr. Jonas, by virtue of having the majority of the voting power of the Company’s capital stock, is the controlling stockholder of IDT Corporation, a Delaware corporation (“IDT”). On March 26, 2018, IDT distributed all of its interest in the Company to its stockholders and the Shares and the Company’s Class A common stock were distributed to Mr. Jonas. Mr. Jonas received one share of Rafael Class A common stock for every two shares of IDT Class A common stock and one share of Rafael Class B common stock for every two shares of IDT Class B common stock he held at 5:00 p.m., New York City time, on March 13, 2018, which was the record date of the spin-off.

During the last five years, Mr. Jonas has not been convicted in a criminal proceeding. During the last five years, Mr. Jonas was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, nor a finding of any violation with respect to such laws. Mr. Jonas is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable

Item 4. Purpose of Transaction

Not applicable.

Item 5. Interest in Securities of the Issuer

As of the date hereof, Mr. Jonas is the beneficial owner of 2,626,428 shares, which includes (a) 787,163 shares of Class A common stock (which are included herein because they are convertible into the Company’s Class B common stock), and (b) 1,839,265 shares of the Company’s Class B common stock consisting of: (i) 141,806 shares, which includes 11,604 shares subject to forfeiture which vest on January 5, 2019, held by Howard Jonas directly; (ii) an aggregate of 3,890 shares held in custodial accounts for the benefit of certain children of Howard Jonas (of which Howard Jonas is the custodian); (iii) 98,820 shares owned by the Jonas Foundation; (iv) 1,055 shares held by Howard Jonas in his 401(k) plan account as of March 27, 2018; (v) 500,000 shares of the Company’s Class B common stock issuable upon the exercise of stock options exercisable within 60 days; (vi) 225,556 shares owned by the Howard S. Jonas 2014 Annuity Trust; and (vii) 868,138 shares owned by the Howard S. Jonas 2017 Annuity Trust. Howard Jonas is the trustee of both the Howard S. Jonas 2014 Annuity Trust and the Howard S. Jonas 2017 Annuity Trust. The foregoing does not include (1) 51,399 shares of Class B Common Stock owned by the Howard S. and Deborah Jonas Foundation, Inc., as Howard S. Jonas does not beneficially own these shares, (2) an aggregate of 1,482,690 shares of Class B Common Stock beneficially owned by trusts for the benefit of the children of Howard S. Jonas, as Howard S. Jonas does not exercise or share voting or investment control over these shares, and (3) 80,000 shares of the Company’s Class B Common Stock owned by the 2012 Jonas Family, LLC (Howard S. Jonas is a minority equity holder of such entity).

This number represents approximately 20.3% of the issued and outstanding Shares (assuming conversion of all shares of Class A common stock into shares of Class B common stock, and exercise of the options to purchase 500,000 shares of Class B common stock held by Mr. Jonas, based on 12,927,064 shares issued and outstanding (after giving effect to the foregoing conversion and exercise) as of March 26, 2018.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to be Filed as Exhibits

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2018

/s/ Howard S. Jonas
Howard S. Jonas

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